Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	3 months ended
	March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income or loss from equity investees	$60,234	$222,807	$227,487	$189,317	$165,655	$134,986
Distributed income of equity investees	296	798	348	2,701	2,781	3,287
Fixed charges (excluding capitalized interest)	26,664	114,041	96,293	112,543	105,137	118,920
Noncontrolling interests in income of subsidiaries with no fixed charges	(1,259)	(4,952)	(4,432)	(4,204)	(4,691)	(3,995)

Total earnings (A)	$85,935	$332,694	$319,696	$300,357	$268,882	$253,198

Fixed charges:
Interest expense	$26,184	$112,398	$94,994	$111,625	$104,486	$118,281
Capitalized interest	6,092	25,560	18,022	18,122	20,971	16,181
Portion of rents representing interest	480	1,643	1,299	918	651	639

Total fixed charges (B)	$32,756	$139,601	$114,315	$130,665	$126,108	$135,101

Preferred stock dividends	2,010	2,458	541	541	541	541
Preferred stock redemption costs			—		—	—

Total fixed charges and preferred stock dividends (C)	$34,766	$142,059	$114,856	$131,206	$126,649	$135,642

Ratio of earnings to fixed charges (A divided by B)	2.6	2.4	2.8	2.3	2.1	1.9

Ratio of earnings to combined fixed charges and preferred stock dividends (A divided by C)	2.5	2.3	2.8	2.3	2.1	1.9